UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2026

Commission File Number 001-42510
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Titan America SA
(Translation of Registrant’s Name Into English)
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1000 Bruxelles,
Place Sainte-Gudule 14, Belgium
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Titan America SA
The following exhibit is attached:

EXHIBIT NO.	DESCRIPTION
99.1	Belgian Official Gazette Notice - Acknowledgement of the completion of a capital increase following the exercise of subscription rights
99.2	Belgian Official Gazette Notice - Extract from the minutes of the general meeting of shareholders dated 5 May 2026 - appointment / reappointment of directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2026	Titan America SA

	By:	s/ Larry Wilt
	Name:	Larry Wilt
	Title:	Chief Financial Officer